 FILED PURSUANT TO GENERAL INSTRUCTION II.L. OF FORM F-10
  FILE NO. 333-263248
SUBJECT TO COMPLETION, DATED DECEMBER 27, 2023
The information contained in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to the securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not a soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated March 23, 2022 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell these securities.
Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus dated March 23, 2022 to which it relates from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Telephone: (647) 476-1350, and are also available electronically at www.sedarplus.ca.
PRELIMINARY PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED MARCH 23, 2022
New Issue	December 27, 2023
PROFOUND MEDICAL CORP.
U.S.$
Common Shares
This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated March 23, 2022 to which it relates (the “Shelf Prospectus”), relates to the distribution (the “Offering”) of           common shares (the “Offered Shares”) in the capital of Profound Medical Corp. (“Profound” or the “Corporation”) at a price to the public of U.S.$      per Offered Share (the “Offering Price”). The offering is being made in the United States under the terms of a Registration Statement on Form F-10, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”) and this Prospectus Supplement together with the accompanying Shelf Prospectus.
The Offered Shares are being issued pursuant to an underwriting agreement dated December    , 2023 (the “Underwriting Agreement”) by and between the Corporation and Titan Partners Group LLC, a division of American Capital Partners, LLC (the “Underwriter”). The Offering Price was determined by arm’s length negotiation between the Corporation and the Underwriter. See “Plan of Distribution”.
Our issued and outstanding common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “PRN” and on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “PROF”. On December 22, 2023 and December 26, 2023, the trading days immediately prior to the announcement of this Offering on the TSX and Nasdaq, respectively, the closing prices of the Common Shares on the TSX and Nasdaq were C$12.01 and U.S.$9.07, respectively. We have applied to list the Offered Shares on the TSX. Listing is subject to the approval of the TSX in accordance with applicable listing requirements. We will provide notice of the listing of additional Common Shares to Nasdaq in accordance with the rules of that exchange.
U.S.$ per Offered Share
(continued on next page)

(continued from cover)
	Price to the Public	Underwriter’s Fee(1)(2)	Net Proceeds to the Corporation(2)
Per Offered Share	U.S.$	U.S.$	U.S.$
Total(3)	U.S.$	U.S.$	U.S.$

Notes:
(1)
Pursuant to the Underwriting Agreement, we agreed to pay to the Underwriter an aggregate cash fee equal to    % of the gross proceeds from the sale of the Offered Shares, subject to certain adjustments (the “Underwriter’s Fee”). See “Plan of Distribution” for additional information regarding underwriting compensation. The information presented in the table above as well as other disclosure in this Prospectus Supplement assumes that there is no required adjustment to the Underwriter’s Fee.

(2)
After deducting the Underwriter’s Fee but before deducting the expenses of the Offering, estimated to be U.S.$      , which, together with the Underwriter’s Fee, will be paid from the proceeds of the Offering.

(3)
We granted to the Underwriter an over-allotment option (the “Over-Allotment Option”) exercisable in whole or in part, in the sole discretion of the Underwriter, at any time prior to 5:00 p.m. (Toronto time) on the date that is the 30th day following the Closing Date, to purchase up to an additional        Common Shares (the “Additional Shares”) at the Offering Price solely to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriter’s Fee and the net proceeds to the Corporation (before deducting expenses of the Offering) will be U.S.$      , U.S.$      and U.S.$      , respectively. This Prospectus Supplement qualifies the grant of the Over-Allotment Option and the distribution of any Additional Shares. A purchaser who acquires Additional Shares forming part of the Underwriter’s over-allocation position acquires such securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets forth the maximum number of Additional Shares that may be issued by the Corporation pursuant to the Over-Allotment Option:
Underwriter’s Position	Maximum Number of Additional Shares	Exercise Period	Exercise Price
Over-Allotment Option	Additional Shares	At any time and from time to time up to 30 days following the Closing Date	U.S.$ per Additional Share
Unless the context otherwise requires, all references to “Offered Shares” in this Prospectus Supplement include reference to Additional Shares that may be issued pursuant to the Over-Allotment Option.
The Underwriter, as principal, conditionally offers the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters relating to the Offering on behalf of the Corporation by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to U.S. legal matters and by Mintz LLP, with respect to Canadian legal matters, and on behalf of the Underwriter by Katten Muchin Rosenman LLP, with respect to U.S. legal matters.
Pursuant to the terms and conditions contained in the Underwriting Agreement, the Underwriter has agreed to purchase as principal, on an underwritten basis, the Offered Shares from the Corporation, and the Corporation has agreed to issue and sell to the Underwriter all, but not less than all, of the Offered Shares. The Offering is being made in the United States only pursuant to the Corporation’s registration statement on Form F-10 (File No. 333-263248), filed with the SEC on March 3, 2022 and as amended on March 23, 2023 (the “Registration Statement”), of which this Prospectus Supplement forms a part. The Offered Shares are not being offered for sale in Canada or to any resident of Canada and may not be offered or sold, directly or indirectly, in Canada, or to or for the account of any resident of Canada. This Prospectus Supplement and the accompanying Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. See “Plan of Distribution”.
Subscriptions for the Offered Shares will be received subject to rejection or allotment, in whole or in part, and the Underwriter reserves the right to close the subscription books at any time without notice. It is expected that the closing of the Offering will occur on or about           , 2024 or such other date as mutually agreed upon by the Underwriter and the Corporation (the “Closing Date”), but in any event not later than           , 2024, or “T+2” based on Canadian business days. It is expected that the Corporation will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to The Depository Trust Company (“DTC”) and deposited with DTC on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealers who are DTC participants and from or through whom a beneficial interest in the Offered Shares is purchased. See “Plan of Distribution”.
(continued on next page)

(continued from cover)
The Underwriter and members of its selling group (if any) may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares on the TSX and/or Nasdaq at levels above those which might otherwise prevail in the open market, in compliance with applicable securities laws. Such stabilizing transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.
The Underwriter proposes to offer the Offered Shares initially at the Offering Price. After the Underwriter has made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Underwriter may offer the Offered Shares at prices lower than the Offering Price. Notwithstanding any reduction by the Underwriter in the Offering Price, any such reduction will not affect the net proceeds received by the Corporation. See “Plan of Distribution”.
An investment in the Offered Shares involves certain risks that are described under the heading “Risk Factors” and elsewhere in this Prospectus Supplement, including in the documents incorporated herein by reference and should be considered by any prospective purchaser of the Offered Shares.
The Corporation is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare the Shelf Prospectus and this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective purchasers in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to financial statements of United States companies. The audit of such financial statements may be subject to Canadian generally accepted auditing standards. The Corporation may also be subject to auditor independence standards in Canada and the United States.
Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are residents in, or citizens of, the United States or who are residents in Canada may not be described fully herein. Prospective purchasers are advised to consult their own tax advisors regarding the application of Canadian or United States federal income tax laws to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Offered Shares. See “Material Canadian Federal Income Tax Considerations” and “Material United States Federal Income Tax Considerations”.
The enforcement by purchasers of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is governed by the laws of Ontario, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in the Shelf Prospectus and this Prospectus Supplement are residents of a foreign country, and a substantial portion of the assets of the Corporation and said persons may be located outside of the United States.
THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE SHELF PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
We have not, and the Underwriter has not, authorized anyone to provide you any information other than that contained in, or incorporated by reference into, this document or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability or accuracy of, any other information that others may give you.
You should not assume that the information contained or incorporated by reference in this Prospectus Supplement, or in the Shelf Prospectus, is accurate as of any date other than the date of this Prospectus Supplement, or the Shelf Prospectus, or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in the Shelf Prospectus, this Prospectus Supplement and the documents incorporated by reference therein and herein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.
Messrs. Arthur Rosenthal, Arun Menawat and Brian Ellacott, directors of the Corporation, reside outside of Canada. Messrs. Rosenthal, Menawat and Ellacott have each appointed the Corporation at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5 as their agent for service of process in Ontario. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against a person that resides outside of Canada, even if such person has appointed an agent for service of process. See “Agent for Service of Process”.
All dollar amounts in this Prospectus Supplement are expressed in United States dollars, except as otherwise indicated. Unless otherwise noted herein, all references to “$”, “U.S.$” or “U.S. dollars” are to United States dollars and all references to “C$” are to Canadian dollars. See “Exchange Rate Information”. The Corporation’s head and registered office is located at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.
Sole Bookrunner
Titan Partners Group
a division of American Capital Partners

PROSPECTUS SUPPLEMENT
S-i

BASE SHELF PROSPECTUS
S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT
This document consists of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.
We have not, and the Underwriter has not, authorized anyone to provide you any information other than that contained in, or incorporated by reference into, this document or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability or accuracy of, any other information that others may give you. You should assume that the information appearing in the Shelf Prospectus, this Prospectus Supplement and the documents incorporated by reference therein and herein is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the Shelf Prospectus or of any sale of the Offered Shares pursuant thereto. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates. To the extent there is a conflict between the information contained in this Prospectus Supplement and the information contained in the Shelf Prospectus or any document incorporated by reference herein or therein filed prior to the date of this Prospectus Supplement, you should rely on the information in this Prospectus Supplement; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in the Shelf Prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.
If the information varies between this Prospectus Supplement and the accompanying Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus.
The representations, warranties and covenants made by the Corporation in any agreement that is filed as an exhibit to any document that is incorporated by reference in this Prospectus Supplement and/or the accompanying Short Prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of the Corporation’s affairs.
This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Corporation does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws.
In this Prospectus Supplement, unless the context otherwise requires, the “Corporation,” “Profound,” “we,” “us,” “our” and similar terms refer to Profound Medical Corp. and its direct and indirect subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein contain certain information that is “forward-looking information” or that constitutes “forward-looking statements” within the meaning of applicable securities legislation in Canada and the United States, which we refer to collectively as “forward-looking information”. The forward-looking information in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein is presented for the purpose of providing disclosure of management’s current expectations of the Corporation’s future events or results, having regard to current plans, objectives and proposals, and such information may not be appropriate for other purposes. Forward-looking information may also include information regarding the Corporation’s future plans or objectives and other information that is not comprised of historical fact. Forward-looking information is predictive in nature and depends upon or refers to future events or conditions. This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein use words such as “may”, “would”, “could”, “should”, “will” “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “estimate”, “propose” and similar expressions (including negative and grammatical variations thereof) suggesting future outcomes or events to identify forward-looking information, which includes, but is not limited to, statements regarding:
•
the intention of the Corporation to complete any offering of Offered Shares on the terms and conditions described herein and the aggregate amount of the total proceeds that the Corporation will receive pursuant to the Offering;

•
the anticipated Closing Date of the Offering;

•
the amount and the Corporation’s proposed use of the net proceeds from this Offering;

•
the anticipated listing of the Offered Shares on the TSX and Nasdaq;

•
the Corporation’s expectations regarding the commercialization and adoption of its approved products (particularly the TULSA-PRO® system following U.S. Food and Drug Administration clearance) and its ability to generate revenues and achieve profitability;

•
the Corporation’s expectations regarding the safety, efficacy and advantages of its products over its competitors and alternative treatment options;

•
the Corporation’s expectations regarding its products fulfilling unmet clinical needs and achieving market acceptance among patients, physicians and clinicians;

•
the Corporation’s expectations regarding reimbursement for its approved products from third-party payers;

•
the Corporation’s expectations regarding an out-of-pocket market for its products;

•
the Corporation’s expectations regarding its relationships with Koninklijke Philips N.V. (“Philips”), Siemens Healthcare GmbH and GE Healthcare, and the Corporation’s ability to achieve compatibility of its systems with magnetic resonance imaging (“MRI”) scanners produced by other manufacturers;

•
the Corporation’s expectations regarding changes to existing regulatory frameworks;

•
the Corporation’s expectations regarding obtaining regulatory approvals;

•
the Corporation’s expectations regarding maintenance of the current regulatory approvals it has received, including its compliance with the conditions under such approvals, and the receipt of additional regulatory approvals for its products and future product candidates

•
the expected extension of HCPCS C code, C9734, for use in the Ambulatory Surgical Center setting;

•
the Corporation’s expectations regarding the number of sites to be achieved for TULSA-PRO® procedures, the expected timing thereof and the size of the Corporation’s total addressable market;

•
the Corporation’s expectations regarding the timing of FDA clearance for its TULSA-AI related technologies and the timing of results from the Corporation’s CAPTAIN trial;

•
the Corporation’s ability to attract, develop and maintain relationships with other suppliers, manufacturers, distributors and strategic partners;

•
the Corporation’s expectations regarding its pipeline of product development, including expanding the clinical application of the Corporation’s products to cover additional indications;

•
the Corporation’s expectations regarding changes to existing regulatory frameworks;

•
the Corporation’s expectations regarding obtaining regulatory approvals;

•
the Corporation’s expectations regarding current and future clinical trials, including the timing and results thereof;

•
the Corporation’s expectations regarding the maintenance of the regulatory approvals and authorizations it has received, including its compliance with the conditions under such approvals and authorizations, and the receipt of additional regulatory approvals and authorizations for its products and future product candidates;

•
the Corporation’s mission and future growth plans;

•
the Corporation’s ability to attract and retain personnel;

•
the Corporation’s expectations regarding its competitive position for each of its products in the jurisdictions where they are approved;

•
the Corporation’s expectations regarding the impact of future pandemics on its business, affairs, operations, financial condition, liquidity, availability of credit and results of operations;

•
the Corporation’s ability to manage its working capital and its ongoing ability to satisfy its cash requirements and any future commitments, financial obligations, covenants and contingencies;

•
the Corporation’s ability to raise debt and equity capital to fund future product development, pursue regulatory approvals and authorizations and commercialize its approved products; and

•
anticipated trends and challenges in the Corporation’s business and the markets in which it operates.

Any such forward-looking information is based on information currently available to the Corporation, and is based on assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate in the circumstances.
Whether actual results and developments will conform with the expectations and predictions contained in the forward-looking information is subject to a number of risks and uncertainties, many of which are beyond the Corporation’s control, and the effects of which can be difficult to predict. Factors that could cause actual results or events to differ materially from those described in the forward-looking information include, but are not limited to, those that are described under the heading “Risk Factors” and elsewhere in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein, such as:
•
risks related to the Corporation’s limited operating history and history of net losses;

•
risks related to the Corporation’s liquidity and financing needs;

•
risks related to the Corporation’s ability to commercialize its approved products, including realizing the anticipated benefits of its co-development agreement with GE, expanding the Corporation’s sales and marketing capabilities, increasing the Corporation’s manufacturing and distribution capacity, increasing reimbursement coverage for the Corporation’s approved products and achieving and maintaining market acceptance for its products;

•
risks related to the regulation of the Corporation’s products, including in connection with obtaining regulatory approvals as well as post-marketing regulation;

•
risks related to the Corporation’s successful completion of clinical trials with respect to its products and future product candidates;

•
risks related to managing growth, including in respect of obtaining additional funding and establishing and maintaining collaborative partnerships, to achieve the Corporation’s goals;

•
risks related to competition that may impact market acceptance of the Corporation’s products and limit its growth;

•
risks relating to fluctuating input prices and currency exchange rates;

•
risks related to the reimbursement models in relevant jurisdictions that may not be advantageous;

•
risks related to reliance on third parties, including the Corporation’s collaborative partners, manufacturers, distributors and suppliers, and increasing the compatibility of its systems with MRI scanners;

•
risks related to intellectual property, including license rights that are key to the Corporation’s business;

•
risks related to product liability;

•
the extent and impact of COVID-19 and the related response from the Corporation, government (federal, provincial, municipal and state) and regulatory authorities; and

•
risks related to the loss of key personnel.

In evaluating any forward-looking information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein, the Corporation cautions readers not to place undue reliance on any such forward-looking information. Unless otherwise required by applicable securities laws, the Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking information contained, or incorporated by reference, in this Prospectus Supplement to reflect subsequent information, events, results, circumstances or otherwise. Additional information about the risks and uncertainties of forward-looking information and the assumptions upon which it is based is contained in the Corporation’s filings with securities regulators, which are available electronically through the Canadian System SEDAR+ at www.sedarplus.ca and the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

FINANCIAL INFORMATION
All dollar amounts set forth in this Prospectus Supplement, in the Shelf Prospectus and in the documents incorporated by reference herein and therein are in United States dollars, unless otherwise stated. Unless otherwise noted herein, all references to “dollars”, “$”, “U.S.$” or “U.S. dollars” are to United States dollars and all references to “Canadian dollars” or “C$”, are to Canadian dollars. All financial information in this Prospectus Supplement, the Shelf Prospectus and in the documents incorporated by reference herein and therein has, unless stated otherwise, been derived from the financial statements presented in accordance with IFRS, which differs from United States generally accepted accounting principles.
EXCHANGE RATE INFORMATION
The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for the U.S. dollar, expressed in Canadian dollars, based on the daily rate of exchange as quoted by the Bank of Canada.
	Year Ended December 31,
	2022	2021	2020
	C$	C$	C$
Closing	1.3544	1.2678	1.2732
High	1.3856	1.2942	1.4496
Low	1.2451	1.2040	1.2718
Average	1.3011	1.2535	1.3415
	Nine Months Ended September 30,
	2023	2022
	C$	C$
Closing	1.3520	1.3707
High	1.3807	1.3726
Low	1.3128	1.2451
Average	1.3457	1.2828
On December 22, 2023, the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = C$1.3258.
TRADEMARKS
This Prospectus Supplement contains references to a number of trademarks, which are the Corporation’s registered trademarks under applicable intellectual property laws or those for which the Corporation has pending applications or common law rights. The Corporation’s major trademarks include the TULSA-PRO® and Sonalleve® marks, which are registered in Canada and the United States of America.
Solely for convenience, the trademarks referred to in this Prospectus Supplement are listed without the ®, (TM) and (sm) symbols, but the Corporation will assert, to the fullest extent under applicable law, its applicable rights in these trademarks.
All other trade names, trademarks or service marks appearing in this Prospectus Supplement that are not identified as marks owned by the Corporation are the property of their respective owners.

DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is incorporated by reference into the Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or deemed to be incorporated, by reference into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.
Copies of the documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus may be obtained on request without charge from the Chief Financial Officer of the Corporation at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Telephone: (647) 476-1350. In addition, copies of such documents may be obtained from the securities commissions or similar authorities in Canada through SEDAR+ at www.sedarplus.ca. Such documents have also been filed with the SEC and are available through EDGAR at www.sec.gov.
The following documents of the Corporation, which have been filed with Canadian securities commissions or similar authorities in Canada, and filed as exhibits to the Registration Statement, of which the Shelf Prospectus and this Prospectus Supplement form a part, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Shelf Prospectus as of the date of this Prospectus Supplement:
(a)
the annual information form of the Corporation for the year ended December 31, 2022 dated March 7, 2023, as filed on SEDAR+ and also contained in Exhibit 99.1 of the Form 40-F of the Corporation filed with the SEC on March 7, 2023 (the “AIF”);

(b)
the audited consolidated financial statements of the Corporation as at December 31, 2022 and 2021 and for the years then ended, together with the notes thereto and the Report of Independent Registered Public Accounting Firm thereon as filed on SEDAR+ and also contained in Exhibit 99.3 of the Form 40-F of the Corporation filed with the SEC on March 7, 2023 (the “Annual Financial Statements”);

(c)
the management’s discussion and analysis of financial condition and results of operations of the Corporation for the years ended December 31, 2022 and 2021, as filed on SEDAR+ and also contained in Exhibit 99.2 of the Form 40-F of the Corporation filed with the SEC on March 7, 2023 (the “Annual MD&A”);

(d)
the unaudited interim condensed consolidated financial statements of the Corporation as at September 30, 2023 and December 31, 2022 and for the three and nine months ended September 30, 2023 and 2022, together with the notes thereto, as filed on SEDAR+ and also contained in Exhibit 99.2 of the Form 6-K of the Corporation filed with the SEC on November 2, 2023 (the “Interim Financial Statements”);

(e)
the management’s discussion and analysis of financial condition and results of operations of the Corporation for the three and nine months ended September 30, 2023 and 2022, as filed on SEDAR+ and also contained in Exhibit 99.3 of the Form 6-K of the Corporation filed with the SEC on November 2, 2023 (the “Interim MD&A”); and

(f)
the management information circular of the Corporation dated April 6, 2023 in connection with the Corporation’s annual and special meeting of shareholders held on May 17, 2023, as filed on SEDAR+ and also contained in Exhibit 99.1 of the Form 6-K of the Corporation filed with the SEC on April 25, 2023.

Any document of the type referred to in paragraphs (a) to (f) above or required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 — Short Form Prospectus Distributions, including material change reports (other than confidential material change reports), consolidated interim financial statements, consolidated annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports and any template version of marketing materials (each as defined in National Instrument 41-101 — General Prospectus Requirements) filed by the Corporation with the applicable securities commissions or similar authorities in any of the provinces and territories of Canada subsequent to the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement.
To the extent that any document or information incorporated by reference into this Prospectus Supplement as described above is included in any report furnished to the SEC by the Corporation on Form 6-K, it shall be deemed to be incorporated by reference as an exhibit to the Registration Statement. In addition, any document or information included in any report on Form 6-K or Form 40-F (or any respective successor form) that is filed with or furnished to the SEC, as applicable, pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus Supplement, shall be deemed to be incorporated by reference into the Registration Statement (in the case of Form 6-K, if and to the extent such incorporation by reference is expressly set forth therein).
Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein for the purpose of the Offering shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and the Shelf Prospectus to the extent that a statement contained herein or therein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Shelf Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed with the SEC and form part of the Registration Statement and the exhibits thereto: (1) the documents listed under “Documents Incorporated by Reference”; (2) the Underwriting Agreement; and (3) the other documents filed as part of the Registration Statement as described in the Shelf Prospectus.
AVAILABLE INFORMATION
The Corporation has filed a Registration Statement with the SEC with respect to the Offered Shares offered pursuant to this Prospectus Supplement. This Prospectus Supplement, which constitutes a part of the Registration Statement, does not contain all of the information required to be contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC.
The Corporation is subject to the continuous disclosure requirements of applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the applicable securities regulators in Canada. The Corporation is also subject to the information requirements of the U.S. Exchange Act and files reports and information with the SEC. Under the MJDS adopted by the United States and Canada, documents and other information that the Corporation files with or furnishes to the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation will be exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the insider reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies, its financial statements may be prepared under IFRS rather than U.S. generally accepted accounting principles, and they may be audited under Canadian generally accepted auditing standards.
The SEC maintains an internet site at www.sec.gov that makes available reports and other information that the Corporation files or furnishes electronically with it. A prospective purchaser may also read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on SEDAR+ at www.sedarplus.ca. The Corporation’s internet site can be found at www.profoundmedical.com. Information contained or otherwise accessed through Profound’s website or any other website, other than those documents incorporated by reference herein and filed on the SEDAR+ website, does not form part of the Shelf Prospectus or this Prospectus Supplement, and any reference to the Corporation’s website in the Shelf Prospectus or this Prospectus Supplement is an inactive textual reference only.

SUMMARY OF THE OFFERING
The following summary contains basic information about the Offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read this entire Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein before making an investment decision. Capitalized terms used but not defined in this summary are defined elsewhere in this Prospectus Supplement.
Issuer:
Profound Medical Corp.
Offering:
      Offered Shares
Offering Price:
U.S.$       per Offered Share
Gross Proceeds:
U.S.$      (U.S.$       if the Over-Allotment Option is exercised in full)
Over-Allotment Option:
The Corporation has granted the Underwriter an Over-Allotment Option to purchase up to       Additional Shares at the Offering Price. The Over-Allotment Option is exercisable for 30 days from the Closing Date. The Over-Allotment Option may be exercised by the Underwriter in respect of Additional Shares at the Offering Price. See “Plan of Distribution”.
Use of Proceeds:
The net proceeds to the Corporation from this Offering will be approximately U.S.$        (or approximately U.S.$       if the Underwriter exercises its Over-Allotment Option in full), after deducting the applicable Underwriter’s Fee but before deducting the expenses of the Offering. The Corporation intends to use the net proceeds of the Offering: to fund the continued commercialization of the TULSA-PRO® system in the United States, the continued development and commercialization of the TULSA-PRO® system and the Sonalleve® system globally and for working capital and general corporate purposes. See “Use of Proceeds”.
Form of Offering:
Public offering in the United States pursuant to the MJDS. See “Plan of Distribution”.
Income Tax Considerations:
See “Material Canadian Federal Income Tax Considerations” and “Material United States Federal Income Tax Considerations”. Holders are urged to consult their own tax advisors with respect to the Canadian and United States federal, provincial, territorial, state, local and foreign tax consequences of purchasing, owning and disposing of the Offered Shares.
Closing:
On or about January    , 2024, (or “T+2” based on Canadian business days).
Risk Factors:
Investors should carefully review and consider certain risk factors before investing in Offered Shares. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information”.

PROFOUND MEDICAL CORP.
The following summary of information about the Corporation does not contain all the information about the Corporation and its business that may be important to prospective investors. Prospective investors should carefully read the entire Prospectus Supplement and the Shelf Prospectus, including the sections titled “Risk Factors”, as well as the documents incorporated by reference herein and therein before making an investment decision.
We are an early commercial-stage medical device company focused on the development and marketing of customizable, incision-free therapeutic systems for the image guided ablation of diseased tissue using our platform technologies and leveraging the healthcare system’s existing imaging infrastructure. Our leading product (the “TULSA-PRO® System”) combines real-time MRI, robotically-driven transurethral sweeping-action thermal ultrasound with closed-loop temperature feedback control for the ablation of prostate tissue. The product is comprised of one-time-use devices and durable equipment that are used in conjunction with a customer’s existing MRI scanner.
The TULSA-PRO® System, which in August 2019 received United States Food and Drug Administration (“FDA”) clearance as a Class II device in the United States for thermal ablation of prescribed prostate tissue, using transurethral ultrasound ablation (“TULSA”) based on the Corporation’s TULSA-PRO® System whole gland ablation pivotal clinical trial (“TACT”), and is also CE marked in the European Union (“EU”) for ablation of targeted prostate tissue (benign or malignant). The TULSA-PRO® System was approved by Health Canada in November 2019.
We believe that, based on our TACT clinical data and additional studies conducted in the EU, physicians may elect to use the TULSA-PRO® System to ablate benign or malignant prostate tissue in patients with a variety of prostate diseases. Prostate diseases include prostate cancer and benign prostatic hyperplasia (“BPH”).
We initiated the commercial launch of our lead product, the TULSA-PRO® System in the United States in Q4 2019, treating the first patient in a non-trial setting in January 2020. On June 2, 2023, we announced three new CPT Category 1 Codes from the American Medical Association for TULSA to treat prostate diseases, which will be effective January 1, 2025. TULSA-PRO® procedures remain primarily privately paid by patients. As we recently announced, the temporary CPT code C9734 has been extended for use in the Ambulatory Surgical Center (“ASC”) setting, and TULSA-PRO® has been assigned device-intensive status. This extension will go into effect on January 1, 2024. We currently have contracts that we expect will allow us to achieve approximately 50 sites for TULSA-PRO® procedures in the coming months.
In addition, we continue to support additional clinical trials in the United States and abroad to further increase the body of clinical evidence that may be needed particularly for reimbursement and coverage of our technologies by private and government healthcare providers. We continue to expand the compatibility of our TULSA-PRO® System with additional MRI brands to broaden our ability to utilize the global MRI installed base and seek regulatory approvals of our products in additional international jurisdictions.
We are also conducting CAPTAIN (A Comparison of TULSA Procedure vs. Radical Prostatectomy in Participants with Localized Prostate Cancer), which is a prospective, multi-centre randomized controlled trial of 201 patients aimed at comparing the safety and efficacy of the TULSA procedure (performed with the TULSA-PRO® system) with radical prostatectomy in men with organ-confined, intermediate-risk, Gleason Score 7 (Grade Group 2 and 3) prostate cancer. We are currently recruiting patients for the CAPTAIN trial and we expect interim results in 1H 2025.
We are also continuing to build TULSA-AI, which is a set of software modules designed to achieve continuous improvement in clinical outcomes, ablation planning, treatment time reduction, and workflow ease of use optimization:
•
Thermal boost, our first TULSA-AI module, allows a TULSA surgeon to provide extra heat at a tumor region if they suspect that there is extra capsular involvement or protuberance of the prostate tissue into the muscle of the patient. On September 25, 2023, we received FDA 510(k) clearance for the TULSA-PRO thermal boost. The TULSA-PRO thermal boost has demonstrated successful application in the following clinical situations: boosting the MRI-visible lesion to ensure reliable heating to the capsule, boosting in regions with larger prostate radii, and boosting if the lethal heat did not initially reach the target boundary.
•
We are also developing the TULSA PRO® contouring assistant, a TULSA-AI module for automating the TULSA treatment design, which is in the clinical validation phase for FDA submission. We expect to file for FDA clearance for the TULSA-PRO® contouring assistant in Q1 2024.

•
In addition, we are developing a BPH-specific application using the core TULSA technology. This new BPH application will also use the TULSA-AI automated treatment design capability, which will allow our surgeons to custom design the treatment plan. We are seeking to gain FDA clearance for this module in late 2024.

Our second product, the Sonalleve® system, is CE marked in the EU for the treatment of uterine fibroids and palliative pain relief associated with metastases in bone and has also been approved by the National Medical Products Association, the regulatory body in China, for non-invasive treatment of uterine fibroids. In late 2020, Sonalleve® received Humanitarian Device Exemption (“HDE”) approval from the FDA for the treatment of Osteoid Osteoma in the United States. The Sonalleve® system is only compatible with certain Philips MRIs.
We deploy a recurring revenue business model in the United States to market the TULSA-PRO® System, charging on a per patient basis that includes the supply of our one-time-use devices, use of the system, as well as our customer and technological support (“Genius”) services that support each TULSA center with clinical and patient recruitment. We are marketing the Sonalleve® product primarily outside North America in European and Asian countries, deploying a capital sales model. For both products, outside of North America, we generate most of our revenues from sales of our system in Europe and Asia, where we deploy a more traditional hybrid business model, charging for the system separately as a capital sale and an additional per patient charge for the one-time-use devices and associated Genius services.
We believe TULSA has the potential to be a versatile technology for prostate disease with an estimated total addressable market in the U.S. of approximately 600,000 patients, including addressable new prostate cancer patients and addressable patients with both prostate cancer and BPH or severe BPH cases that typically require surgical intervention, representing an estimated $4.8 billion per year addressable market.
For a further description of the Corporation and its business, see the sections entitled “Corporate Structure”, “General Development of the Business” and “Narrative Description of the Business” in the AIF as well as the Interim MD&A and the Annual MD&A.
Recent Developments
On November 3, 2023, we announced that, pursuant to the 2024 Final Rule published on November 2, 2023 by the U.S. Centers for Medicare and Medicaid Services (“CMS”), use of HCPCS C code, C9734, previously established for the hospital outpatient prospective payment system (OPPS), has been extended for use in the ambulatory surgical center (“ASC”) setting, and that MRI-monitored TULSA of prostate tissue, performed using our TULSA-PRO® system, had been assigned device-intensive status. The ASC extension will go into effect on January 1, 2024. C9734 was one of 11 HCPCS C codes that were added to the ASC Covered Procedure List, out of the 235 procedure recommendations CMS received. CMS determined that these 11 codes correspond to procedures that are frequently performed in outpatient settings and increasingly show lower risks of serious complications and inpatient admissions.

RISK FACTORS
Before deciding to invest in any Offered Shares, prospective purchasers should consider carefully the risk factors set out below and under the heading “Risk Factors” in our AIF and the other information contained and incorporated by reference in the Shelf Prospectus and this Prospectus Supplement before purchasing the Offered Shares. An investment in the Offered Shares offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting the Corporation and its business is provided in the documents incorporated by reference in this Prospectus Supplement. Additional risks and uncertainties not known to the Corporation or that management currently deems immaterial may also impair the Corporation’s business, financial condition, results of operations or prospects.
Volatile Market Price of Common Shares
The trading price of the Common Shares is likely to be significantly affected by changes from time to time in the Corporation’s operating results, financial condition, liquidity and other factors, many of which are beyond the Corporation’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price.
The Common Shares are currently listed on both Nasdaq and the TSX and volatility in the market prices of the Common Shares may increase as a result thereof because trading is split between the two markets, resulting in less liquidity on both exchanges. In addition, different liquidity levels, volume of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.
Additional Sales of Common Shares
As of the date of this Prospectus Supplement, we had 21,366,233 Common Shares outstanding. If this Offering is completed, the number of Common Shares that we have outstanding will increase. Sales of a substantial number of our Common Shares, or the perception that such sales might occur, could adversely affect the trading price of our Common Shares. We cannot predict the effect, if any, that market sales of those Common Shares or the availability of those Common Shares for sale will have on the market price of our Common Shares.
Analyst Reports
The trading market for our Common Shares depends in part on the research and reports that securities or industry analysts publish about us or our business. Inaccurate or unfavorable publication of research reports about our business, or the downgrade of our Common Shares by such securities or industry analysts, is likely to cause the price of our Common Shares to decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Common Shares could decrease, which might cause the price of our Common Shares and trading volume to decline.
Discretion in the Use of Proceeds of the Offering
The net proceeds will be used in the manner discussed in “Use of Proceeds”. Accordingly, our management will have broad discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditures, and there can be no assurance as to how the funds will be allocated. We may re-allocate the net proceeds of the Offering other than as described under the heading “Use of Proceeds” if our management believes it would be in our best interest to do so and in ways that a purchaser may not consider desirable. Until utilized, the net proceeds of the Offering will be held in cash balances in our bank account or invested at the discretion of our board of directors. As a result, a purchaser will be relying on the judgment of our management for the application of the net proceeds of the Offering. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, our business, financial condition, results of operations and prospects may suffer, which could adversely affect the price of the Common Shares.
Dilution from Future Offerings
We may raise funds in the future through the sale of additional Common Shares or securities convertible into Common Shares at actual or notional prices that are lower than the Offering Price. For example, in

September 2023, we entered into an at-the-market equity program that allows us, through certain securities dealers acting as agents, to issue and sell from time to time up to US$30.0 million of our Common Shares. Any such issuances may dilute the interests of holders or purchasers of Common Shares in the Offering and may have a negative impact on the market price of the Common Shares, including the Offered Shares.
Share Price Volatility
The market price for our Common Shares, as well as the prices of shares of other similar companies, has been volatile. Between January 1, 2022 and November 30, 2023, our share price on Nasdaq has fluctuated from a high of $15.49 to a low of $3.10 and the daily average trading volume in that period was 41,437. The following factors may cause significant fluctuations in the market price of our Common Shares:
•
our liquidity and financing needs;

•
our ability to commercialize our approved products;

•
shortfalls in our operating results compared to levels forecast by us or securities analysts;

•
changes in our senior management;

•
our ability to manage growth, including in respect of obtaining additional funding and establishing and maintaining collaborative partnerships, to achieve our goals;

•
mergers and acquisitions by us or our competitors;

•
technological innovations;

•
the introduction of new products; and

•
status of intellectual property, including license rights that are key to our business.

Cash Dividends
We have never declared or paid cash dividends on our Common Shares. We anticipate that we will retain our earnings, if any, for future growth and therefore do not anticipate paying cash dividends in the future. In addition, the terms of the loan agreement dated November 3, 2022, as amended (the “CIBC Loan”), between our subsidiary, Profound Medical Inc. and Canadian Imperial Bank of Commerce (“CIBC”) restrict our ability and the ability of our subsidiaries to pay dividends and make certain distributions and transfers. As a result, only appreciation of the price of the Common Shares will provide a return to holders of Common Shares.
Potential for Default Under Existing Indebtedness
We are required to comply with the covenants in the CIBC Loan and such covenants may create a risk of default on our debt if we cannot satisfy or continue to satisfy these covenants. If we are determined not to have complied or in the future cannot comply with a debt covenant or anticipate that we will be unable to comply with a debt covenant under any debt instrument we are a party to, including the CIBC Loan, management may seek a waiver and/or amendment to the applicable debt instrument in respect of any such covenant in order to avoid any breach or default that might otherwise result therefrom. On June 30, 2023, we were in breach of the covenant in the CIBC Loan that revenue for any fiscal quarter must be 15% greater than revenue for the same fiscal quarter in the prior fiscal year. Prior to such breach, we obtained a waiver from CIBC, pursuant to which CIBC has waived such breach. On September 26, 2023, an amendment to the CIBC Loan changed financial covenants. The revised covenants specify that unrestricted cash must be greater than either (i) negative EBITDA for the most recent nine-month period or (ii) $7,500, reported monthly. Additionally, recurring revenue for any fiscal quarter must be 15% greater than the same quarter in the prior fiscal year, reported quarterly. As of September 30, 2023, we are in compliance with these covenants. Future compliance depends on achieving specific revenue, EBITDA, and cash levels. If we default under a debt instrument, including the CIBC Loan, and the default is not waived by the lender(s), the debt extended pursuant to the CIBC Loan and any other debt instruments could become due and payable prior to its stated due date. If such event were to occur in the future, we cannot give any assurance that (i) CIBC and/or our other lenders will agree to any covenant amendments or waive any covenant breaches or defaults that may occur, and (ii) we could pay this debt if it became due prior to its stated due date. Accordingly, if we are unable to negotiate a covenant waiver or replace or refinance our existing debt on favorable terms or at all, such default could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our Common Shares. Future compliance with the financial covenants included in the CIBC Loan is dependent upon achieving certain revenue, EBITDA, and anticipated cash levels. Management considers there is a potential for a breach of these covenants in the future due to the volatility and unpredictability of our revenues.
CONSOLIDATED CAPITALIZATION
Since September 30, 2023, the date of our financial statements for the most recently completed financial period, there have been no material changes in our consolidated share and debt capital other than as outlined under “Prior Sales”. As a result of the Offering, the shareholders’ equity of the Corporation will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Common Shares distributed under the Offering.
TRADING PRICE AND VOLUME
The Common Shares are listed for trading on the TSX under the symbol “PRN” and on Nasdaq under the symbol “PROF”. The following table sets forth the price range and trading volumes of the Common Shares as reported by the TSX for the periods indicated.
Period	High (C$)	Low (C$)	Volume
2022
December	$15.74	$6.60	1,088,239
2023
January	$17.55	$13.92	604,068
February	$18.20	$15.52	338,589
March	$18.33	$11.76	405,456
April	$16.55	$11.93	223,798
May	$18.91	$15.51	317,602
June	$20.44	$15.88	359,299
July	$17.58	$14.82	115,807
August	$14.86	$10.33	138,201
September	$13.91	$10.31	148,442
October	$13.69	$11.15	75,306
November	$15.47	$11.35	117,271
December 1 to 26	$14.65	$10.50	85,460
The following table sets forth the price range and trading volumes of the Common Shares as reported by Nasdaq for the periods indicated.
Period	High (U.S.$)	Low (U.S.$)	Volume
2022
December	$11.70	$4.90	2,454,083
2023
January	$13.14	$10.31	898,212
February	$13.52	$11.73	510,815
March	$13.45	$8.52	640,630
April	$12.27	$8.79	323,068

Period	High (U.S.$)	Low (U.S.$)	Volume
May	$13.95	$11.36	593,805
June	$15.49	$12.06	1,008,196
July	$13.46	$11.25	289,766
August	$11.245	$7.60	364,228
September	$10.614	$7.79	397,585
October	$10.16	$8.04	208,522
November	$11.06	$8.203	442,977
December 1 to 26	$10.99	$7.89	407,103
PRIOR SALES
The following tables set forth the details regarding all issuances of Common Shares and securities convertible into Common Shares for the 12-month period prior to the date of this Prospectus Supplement.
Options
Date of Grant	Number of Options	Exercise Price (C$)
December 20, 2022	4,000	$12.46
March 22, 2023	13,900	$13.39
June 12, 2023	23,450	$19.55
September 8, 2023	7,650	$12.09
November 16, 2023	14,300	$12.41
Restricted Stock Units (“RSUs”)
Date of Issuance	Number of RSUs	Price (C$)
December 20, 2022	3,000	$10.93
March 22, 2023	10,000	$12.41
September 8, 2023	225,500	$12.38
Deferred Share Units (“DSUs”)
Date of Issuance	Number of DSUs	Price (C$)
September 8, 2023	25,000	$12.38
Common Shares
Date of Issuance	Number of Common Shares	Price per Common Share (C$)
December 29, 2022	137(1)	$8.50
January 10, 2023	750(3)	$14.00
February 10, 2023	90(3)	$14.00
February 22, 2023	500(3)	$14.00
February 28, 2023	27,345(3)	$14.00
March 1, 2023	2,250(3)	$14.00
March 2, 2023	100(3)	$14.00
March 3, 2023	500(3)	$14.00
March 10, 2023	2,000(3)	$14.00

Date of Issuance	Number of Common Shares	Price per Common Share (C$)
March 13, 2023	5,400(3)	$14.00
March 14, 2023	18,500(3)	$14.00
March 14, 2023	20,000(3)	$14.00
March 17, 2023	115,365(3)	$14.00
March 20, 2023	250(3)	$14.00
March 21, 2023	41,285(3)	$14.00
March 22, 2023	500(1)	$2.40
May 8, 2023	1,300(1)	$2.40
May 10, 2023	1,000(1)	$15.00
May 10, 2023	500(1)	$8.50
May 10, 2023	1,953(1)	$9.20
May 16, 2023	1,500(1)	$15.00
May 16, 2023	750(1)	$8.50
May 16, 2023	4,908(1)	$9.20
May 17, 2023	3,300(1)	$9.70
May 17, 2023	1,650(1)	$10.20
May 17, 2023	8,547(1)	$11.23
May 17, 2023	300(1)	$8.50
May 17, 2023	1,000(1)	$9.10
May 17, 2023	4,000(1)	$9.20
May 17, 2023	10,000(4)	$18.36
May 24, 2023	52,276(2)	$17.10
June 8, 2023	490(1)	$9.20
June 8, 2023	500(1)	$9.90
June 14, 2023	16,266(3)	$9.70
June 14, 2023	34,537(3)	$5.29
June 15, 2023	78(1)	$11.90
June 15, 2023	198(1)	$9.20
June 16, 2023	833(2)	$17.01
June 23, 2023	377(1)	$9.20
August 23, 2023	312(1)	$9.20
August 23, 2023	104,690(2)	$11.17
September 21, 2023	136(1)	$9.20
November 29, 2023	500(1)	$9.10

Notes:
(1)
Issued pursuant to the exercise of Options.

(2)
Issued pursuant to the vesting of RSUs.

(3)
Issued pursuant to the exercise of Warrants.

(4)
Issued pursuant to the vesting of DSUs.

USE OF PROCEEDS
The net proceeds of the Offering, before giving effect to any exercise of the Over-Allotment Option, are estimated to be U.S.$      , after deducting the Underwriter’s Fee of U.S.$      , but before deducting the expenses of the Offering (estimated to be approximately U.S.$      ). If the Over-Allotment Option is exercised in full, the net proceeds of the Offering are estimated to be U.S.$      , after deducting the Underwriter’s Fee of U.S.$      , but before deducting the expenses of the Offering (estimated to be approximately U.S.$      ).
The Corporation currently intends to use the net proceeds from the Offering (without giving effect to exercise of the Over-Allotment Option) to fund the continued commercialization of the TULSA-PRO® System in the United States, the continued development and commercialization of the TULSA-PRO® System and the Sonalleve® system globally and for working capital and general corporate purposes.
The net proceeds from the exercise of the Over-Allotment Option, if any, are expected to be used for the same purposes as described above.
Although the Corporation intends to use the net proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary depending on future developments in the Corporation’s business or unforeseen events. There may be circumstances where for sound business reasons that are dependent on a number of factors a reallocation of the net proceeds from the Offering may be deemed prudent or necessary and may vary from that set forth above. See “Risk Factors — Discretion in the Use of Proceeds of the Offering”.
The business objective that the Corporation expects to accomplish using the net proceeds of the Offering is to continue the development and commercialization of its TULSA-PRO® System and Sonalleve® system. There is no significant event or milestone that must occur for the aforementioned objective to be accomplished.
The Corporation had negative operating cash flow for the nine months ended September 30, 2023. To the extent the Corporation has negative cash flows in future periods, the Corporation may use a greater portion of its general working capital for operating expenses than it would use if it had positive cash flows. As a result, we cannot predict with certainty all of the particular uses for any net proceeds to be received or the amounts that we will actually spend on the uses set forth above. Our board of directors and our management retain broad discretion in the application of the net proceeds from this Offering. Pending the use of the proceeds from this Offering, we intend to invest the net proceeds in a variety of capital preservation instruments, which may include all or a combination of short-term and long-term interest-bearing instruments and investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.
DESCRIPTION OF COMMON SHARES
Profound is authorized to issue an unlimited number of Common Shares. As at the date of this Prospectus Supplement, there are 21,366,233 Common Shares issued and outstanding. The holders of Common Shares are entitled to: (i) one vote for each Common Share held at all meetings of shareholders of Profound; (ii) the right to receive any dividend declared by Profound; and (iii) the right to receive the remaining property and assets of Profound upon dissolution. The Common Shares are listed and posted for trading on the TSX under the symbol “PRN” and on Nasdaq under the symbol “PROF”.

PLAN OF DISTRIBUTION
General
The Offered Shares will be offered in the United States pursuant to the MJDS. Pursuant to and subject to the terms and conditions contained in the Underwriting Agreement, the Corporation has agreed to issue and sell and the Underwriter has agreed to purchase from the Corporation, on an underwritten basis on the Closing Date,      Offered Shares at a price to the public of U.S.$      per Offered Share, payable in cash to the Corporation against delivery of the Offered Shares.
Pursuant to the Underwriting Agreement, the Corporation has granted to the Underwriter the Over-Allotment Option exercisable in whole or in part, in the sole discretion of the Underwriter, at any time prior to the date that is the 30th day following the Closing Date, to purchase up to           Additional Shares, on the same terms as set forth above, solely to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriter in respect of Additional Shares at the Offering Price.
If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriter’s Fee and the net proceeds to the Corporation (before deducting expenses of the Offering) will be U.S.$      , U.S.$      and U.S.$      , respectively. This Prospectus Supplement and the Shelf Prospectus also cover the grant of the Over-Allotment Option and the distribution of any Additional Shares. A purchaser who acquires Additional Shares forming part of the Underwriter’s over-allocation position acquires such securities under this Prospectus Supplement and the Shelf Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.
The Corporation has agreed to pay to the Underwriter an aggregate cash fee equal to    % of the gross proceeds from the sale of the Offered Shares, subject to certain adjustments. Closing is anticipated to occur on or about January  , 2024, (or “T+2” based on Canadian business days). The Offering Price was determined by negotiation between the Corporation and the Underwriter. In addition, the Corporation has agreed to reimburse the Underwriter for certain expenses, including fees and disbursements for the Underwriter’s legal counsel in an amount not to exceed U.S.$85,000.
The Corporation has applied to list the Offered Shares on the TSX. Listing is subject to the approval of the TSX in accordance with their applicable listing requirements. We will provide notice of the listing of additional Common Shares to Nasdaq in accordance with the rules of that exchange.
The Offering is being made in the United States pursuant to the Corporation’s Registration Statement on Form F-10, as amended, under the MJDS. The Underwriter will offer the Offered Shares for sale in the United States either directly or through its respective broker-dealer affiliates or agents registered in such jurisdiction. No securities will be sold in any jurisdiction except by a dealer appropriately registered under the securities laws of that jurisdiction or pursuant to an exemption from the registered dealer requirements of the securities laws of that jurisdiction. Other than in the United States, no action has been taken by the Corporation that would permit a public offering of the Offered Shares in any jurisdiction where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any Offered Shares be distributed or published in any jurisdiction, except under circumstances that will not contravene the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.
The Offered Shares have not been and will not be qualified for sale under the securities laws of any province or territory of Canada and are not being offered for sale in Canada or to any resident of Canada and may not be offered or sold, directly or indirectly, in Canada, or to or for the account of any resident of Canada. This Prospectus Supplement has not been filed in respect of, and will not qualify, any distribution of shares in any province or territory of Canada.
The Underwriter is obligated to take up and pay for all the Offered Shares offered by this Prospectus Supplement (not including any Additional Shares issuable upon exercise of the Over-Allotment Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions.

The Underwriter may terminate its obligations under the Underwriting Agreement by notice given by the Underwriter to the Corporation, if, after the execution and delivery of the Underwriting Agreement and prior to the Closing Date: (i) any domestic or international event or act or occurrence has materially disrupted, or in its opinion will in the immediate future materially disrupt, general securities markets in the United States or Canada, (ii) trading on any trading market shall have been suspended or materially limited, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required by the Financial Industry Regulatory Authority or by order of any securities commission, (iii) the United States and/or Canada shall have become involved in a new war or an increase in major hostilities, which will, in the Underwriter’s reasonable opinion, make it inadvisable to proceed with the Offering or the sale and/or delivery of the Offered Shares, (iv) a banking moratorium has been declared by a New York State, Canadian or other federal authority, (v) a moratorium on foreign exchange trading has been declared which materially adversely impacts the United States or Canadian securities markets, (vi) the Corporation shall have sustained a material loss by fire, flood, accident, hurricane, earthquake, theft, sabotage or other calamity or malicious act which, whether or not such loss shall have been insured, will, in the Underwriter’s opinion, make it inadvisable to proceed with the delivery of the Offered Shares, (vii) the Corporation is in material breach of any of its representations, warranties or covenants under the Underwriting Agreement, (viii) the Underwriter shall have become aware of such a material adverse change in the conditions or prospects of the Corporation, or such adverse material change in general market conditions as in the Underwriter’s reasonable judgment would make it impracticable to proceed with the Offering, sale and/or delivery of the Offered Shares or to enforce contracts made by the Underwriter for the sale of the Offered Shares. The Underwriter is, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement.
The Corporation has agreed to indemnify the Underwriter and its affiliates and its directors, officers, employees and each other person, if any, controlling the Underwriter or its affiliates against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.
Price Stabilization and Passive Market-Making
The Underwriter may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares on the TSX and/or Nasdaq at levels above those which might otherwise prevail in the open market, in compliance with applicable securities laws, including stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions. Such stabilizing transactions, if commenced, may be discontinued at any time.
Stabilizing transactions consist of bids or purchases made by the Underwriter for the purpose of preventing or retarding a decline in the market price of the Common Shares while this Offering is in progress. These transactions may also include making short sales of the Common Shares, which involve the sale by the Underwriter of a greater number of Common Shares than they are required to purchase in this Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount. The Underwriter may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriter will consider, among other things, the price of Common Shares available for purchase in the open market compared with the price at which they may purchase Common Shares through the Over-Allotment Option. The Underwriter must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect prospective purchasers who purchase in this Offering.
As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriter at any time. The Underwriter may carry out these transactions on any stock exchange on which the Common Shares are listed, in the over-the-counter market, or otherwise.
The Underwriter proposes to offer the Offered Shares to the public initially at the Offering Price. Subject to applicable laws and without affecting the firm obligation of the Underwriter to purchase from the

Corporation the number of Offered Shares stated on the cover of this Prospectus Supplement at the Offering Price in accordance with the Underwriting Agreement, after the Underwriter has made reasonable efforts to sell all of the Offered Shares offered hereby at the price specified herein, the Underwriter may subsequently reduce the selling price to investors from time to time, provided that any such reduction in the Offering Price will not decrease the amount of net proceeds of the Offering to the Corporation. If the offering price of the Offered Shares is reduced, the compensation received by the Underwriter will be decreased by the amount the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriter to Profound for the Offered Shares.
Standstill and Lock-Up Agreements
The Corporation has agreed that, during the period commencing on December   , 2023 and ending on February   , 2024, it will not, without the prior written consent of the Underwriter, (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share equivalents or (ii) file any registration statement or amendment or supplement thereto, other than in connection with the Offering or filing a registration statement in connection with any employee benefit plan, provided that such restrictions shall not apply to (a) Common Shares, options, restricted share units, deferred share units or share awards to employees, officers or directors of the Corporation for services rendered to the Corporation pursuant to any employee plan duly adopted for such purpose by the Board of Directors or a committee thereof, (b) securities issued upon the exercise or exchange of or conversion of any securities exercisable or exchangeable for or convertible into Common Shares issued and outstanding on the date of the Underwriting Agreement, provided that such securities have not been amended since the date of the Underwriting Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with share splits, share consolidations or other similar events) or to extend the term of such securities, and (c) securities issued pursuant to acquisitions (in whole or in part) of, or investments in, businesses, technology or other assets (including by merger, consolidation, purchase of equity interests or assets or otherwise), recapitalizations or other strategic transactions, including strategic partnerships and joint ventures, approved by the Board of Directors, provided that such securities are issued as “restricted securities” (as defined in Rule 144 promulgated under the U.S. Securities Act of 1933, as amended) and carry no registration rights that require or permit the filing of any registration statement in connection therewith within such 45 days following the Closing Date, and provided that any such issuance shall only be to a person (or to the equityholders of a person), which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Corporation and shall provide to the Corporation additional benefits in addition to the investment of funds, but shall not include a transaction in which the Corporation is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.
It is a condition of closing in favour of the Underwriter that all executive officers and directors of the Corporation entered into agreements with the Underwriter, pursuant to which each of such individuals will agree not to, for a period commencing on December , 2023 and ending on February   , 2024, without the prior written consent of the Underwriter, directly or indirectly, (i) offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition by such person or any affiliate of such person or any person in privity with such person or any affiliate of such person), (ii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, with respect to, any Common Shares or securities convertible, exchangeable or exercisable into, Common Shares beneficially owned, held or acquired by such person, (iii) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Common Shares or Common Share equivalents, or (iv) publicly disclose the intention to do any of the foregoing, subject to limited exceptions which include: transfers of securities (A) as a bona fide gift or gifts; (B) to any immediate family member or to any trust for the direct or indirect benefit of such person or the immediate family of such person; (C) to any corporation, partnership, limited liability company, or other business entity all of the equity holders of which consist of such person and/or the immediate family of such person; (D) if such person is a corporation, partnership, limited liability company, trust or other business entity (1) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of such person, (2) in the form of a distribution to limited partners, limited liability company members or stockholders of such person, or (3) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of such person’s share capital, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of such person’s assets; (E) if such person is a trust, to the beneficiary of such trust; (F) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of such person; (G) by operation of law and/or pursuant to a domestic relations order or in connection with a divorce decree or settlement; (H) transactions relating to Common Shares or other securities convertible into or exercisable or exchangeable for Common Shares acquired in open market transactions after the Closing Date; (I) any transfers made by such person to the Corporation to satisfy tax withholding obligations pursuant to the Corporation’s equity incentive plans or arrangements, including in connection with the vesting of restricted share units, deferred share units and options granted thereunder, or the expiration and cancellation of any options or warrants in accordance with their terms; (J) there occurs a bona fide tender offer or take-over bid made to all holders of Common Shares or similar merger, arrangement, amalgamation, consolidation, or acquisition transaction involving a change of control of the Corporation; provided that, in the event that any such transaction is not completed, the securities shall remain subject to such restrictions; (K) the delivery of Common Shares to such person upon (1) exercise any options granted under any employee benefit plan; provided that any Common Shares or securities acquired in connection with any such exercise will be subject to such restrictions, or (2) the exercise of warrants; provided that such Common Shares delivered in connection with such exercise are subject to such restrictions; or (L) the entering into of any new plan established in compliance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended or corresponding provisions of Canadian securities laws; provided that (1) such plan may only be established if no public announcement or filing with the SEC, or other applicable regulatory authority, is made in connection with the establishment of such plan during the restriction period and (ii) no sale of Common Shares is made pursuant to such plan during the restriction period.
The Underwriter and its affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, the Underwriter and its affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Selling Restrictions
Other than in the United States, no action has been taken by the Corporation or the Underwriter that would permit a public offering of the Offered Shares in any jurisdiction where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement or the Shelf Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and its regulations thereunder (the “Tax Act”) generally applicable to an investor who acquires, as a beneficial owner, Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with the Corporation; (ii) is not affiliated with the Corporation; and (iii) who acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is generally applicable to Holders who, at all relevant times: (i) for the purposes of the Tax Act, have not been and will not be deemed to be resident in Canada at any time while they hold the Offered Shares; and (ii) do not use or hold the Offered Shares in carrying on a business in Canada. In addition, this portion of the summary does not apply to an insurer who carries on an insurance business in Canada and elsewhere or to an “authorized foreign bank” for the purposes of the Tax Act. Such Holders should consult their own tax advisors.
This summary does not address the possible application of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act to a Holder that is a corporation and that is or becomes, or does not deal at arm’s length for purposes of the Tax Act, with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of an Offered Share, controlled by a non-resident person, or a group of non-resident persons, not dealing with each other at arm’s length, in each case for the purposes of section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the possible application of these rules.
This summary is based upon the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.
This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.
Currency
Generally, for the purposes of the Tax Act, all amounts relating to the Offered Shares must be expressed in Canadian dollars, including adjusted cost base, proceeds of disposition and dividends, and amounts denominated in currency other than the Canadian dollar must be converted to Canadian dollars using the rate of exchange quoted by the Bank of Canada on the relevant date or such other rate of exchange that is acceptable to the Minister of National Revenue (Canada).
Dividends
Dividends paid or credited or deemed to be paid or credited to a Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a Corporation beneficially owning at least 10% of the Corporation’s voting shares). Holders should consult their own tax advisors.
Dispositions of Offered Shares
A Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes “taxable Canadian property” to the Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.
Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which includes the TSX), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) the Holder, persons with whom the Holder did not deal at arm’s length, partnerships in which the Holder or persons with whom the Holder did not deal at arm’s length holds a membership interest (either directly or indirectly through one or more partnerships), or the Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the Offered Shares of the Corporation was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Holder for purposes of the Tax Act.
Holders whose Offered Shares are taxable Canadian property should consult their own tax advisors.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the acquisition, ownership, and disposition of Common Shares. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder of Common Shares, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary does not address any tax consequences arising under any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This summary applies only to a U.S. Holder that acquires Common Shares pursuant to the Offering and holds Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not address all U.S. federal income tax considerations that may be relevant to shareholders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens and former long-term residents of the United States, partnerships and other pass-through entities, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans and individual retirement accounts, regulated investment companies, traders in securities electing mark-to-market treatment, real estate investment trusts, persons subject to the alternative minimum tax, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons holding Common Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment, persons that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares (including Common Shares) of the Corporation, and persons who acquired Common Shares through stock option or share purchase plan programs or in other compensatory arrangements.
If a partnership (or other entity or arrangement taxed as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership are urged to consult their tax advisers regarding the tax consequences of acquiring, owning, and disposing of Common Shares.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Shares that is: (i) a citizen or an individual who is a resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State or political subdivision thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (1) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of the trust; or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their tax advisers with respect to the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to them, having regard to their particular circumstances.
Distributions
Subject to the discussion under “Passive Foreign Investment Company Considerations” below, the gross amount of a distribution paid to a U.S. Holder with respect to Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in such holder’s gross income as dividend income to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in Common Shares, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as a capital gain.

Dividends received by individuals and other non-corporate U.S. Holders of Common Shares generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding periods and other requirements and that the Corporation is not treated as a PFIC (as defined below) for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on Common Shares generally will not be eligible for the dividends-received deduction allowed to corporations. U.S. Holders are urged to consult their tax advisers regarding the application of the relevant rules to their particular circumstances.
Dividends paid on Common Shares generally will constitute foreign-source income classified as “passive category” income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations and holding period requirements (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular taxable year). The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisers regarding the availability of the foreign tax credit under their particular circumstances.
Receipt of Foreign Currency
The U.S. dollar value of any distribution on Common Shares made in Canadian dollars generally will be calculated by reference to the exchange rate between U.S. dollars and Canadian dollars in effect on the date of actual or constructive receipt of such distribution by the U.S. Holder (in accordance with its regular method of accounting for U.S. federal income tax purposes), regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. If the Canadian dollars so received are converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will not recognize foreign currency gain or loss on such conversion. If the Canadian dollars so received are not converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will have a tax basis in the Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as ordinary income or loss to a U.S. Holder and generally will be U.S.-source income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their tax advisers regarding the U.S. federal income tax consequences of receiving distributions on Common Shares in Canadian dollars.
Sale or Other Disposition of Common Shares
Subject to the discussion under “Passive Foreign Investment Company Considerations” below, a U.S. Holder will recognize gain or loss upon the sale, exchange, or other taxable disposition of Common Shares equal to the difference, if any, between the amount realized for Common Shares and the U.S. Holder’s adjusted tax basis in such Common Shares. The gain or loss will be a capital gain or loss. Non-corporate U.S. Holders, including individual U.S. Holders that have held Common Shares for more than one year, currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes.
Passive Foreign Investment Company Considerations
Certain adverse tax consequences could apply to a U.S. Holder if we are treated as a “passive foreign investment company” (a “PFIC”) for any taxable year during which the U.S. Holder holds Common Shares. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income (the “Income Test”) or (ii) 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income (the “Asset Test”). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains, and cash is a passive asset for PFIC purposes. For purposes of the Asset Test and Income Test, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.
Based on our current and expected income, assets and activities, we do not believe that we are currently a PFIC, nor do we anticipate becoming a PFIC for the foreseeable future. However, the determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and is also affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (i) the market price of Common Shares, which is likely to fluctuate, and (ii) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction, including the Offering. Moreover, our PFIC status is determined on an annual basis after the end of each taxable year. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year.
In general, if we were a PFIC for any taxable year during which a U.S. Holder held Common Shares, gain recognized upon a disposition of Common Shares by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such Common Shares. The amounts allocated to the taxable year of disposition and to taxable years prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability for each such year. Further, to the extent that any distribution received by a U.S. Holder on Common Shares exceeded 125% of the average of the annual distributions received on such Common Shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner.
Alternatively, if we were a PFIC and if Common Shares were “regularly traded” on a “qualified exchange,” a U.S. Holder might be able to make a mark-to-market election with respect to Common Shares that would result in tax treatment different from the general tax treatment for PFICs described above. The Common Shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of Common Shares were traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where Common Shares are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, in each year that we are a PFIC the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of Common Shares at the end of the taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in Common Shares will be adjusted to reflect these income or loss amounts. In addition, if a U.S. Holder makes the mark-to-market election, any gain that the U.S. Holder recognizes on the sale or other disposition of Common Shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If we were a PFIC, U.S. Holders should be aware that the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in a further alternative tax treatment.
If we were a PFIC for any year during which a U.S. Holder owned Common Shares, we generally would continue to be treated as a PFIC with respect to such U.S. Holder’s Common Shares unless (i) we ceased to be a PFIC and (ii) the U.S. Holder had made a “deemed sale” election under the PFIC rules to recognize gain (but not loss) under the PFIC rules described above, without the receipt of corresponding cash.
If we were a PFIC or, with respect to a particular U.S. Holder, we were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. In addition, if we were a PFIC for any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder would be required to file annual reports with the Internal Revenue Service, subject to certain exceptions.
The application of the PFIC rules to U.S. Holders is uncertain in certain respects, and the PFIC rules remain subject to recently proposed Treasury Regulations yet to be made final. Each U.S. Holder should consult its own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the recently proposed Treasury Regulations, as well as the advisability of making any available election under the PFIC rules, with regard to such holder’s ownership and disposition of Common Shares.
Additional Tax on Net Investment Income
Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of Common Shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisers regarding the applicability of this tax to its income and gains in respect of Common Shares.
Foreign Financial Asset Reporting
Citizens or individual residents of the United States holding “specified foreign financial assets” (which generally include shares and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain U.S. dollar thresholds are required to report information relating to such assets, which could include Common Shares, by filing a completed Internal Revenue Service Form 8938 (Statement of Specified Foreign Financial Assets) with their tax returns. Significant penalties and the extension of the statute of limitations with respect to such holder’s U.S. federal income tax returns may apply for the failure to satisfy this reporting obligation. U.S. Holders are urged to consult their tax advisers regarding the foregoing reporting obligation with regard to their ownership of Common Shares.
Information Reporting and Backup Withholding
Distributions with respect to Common Shares and proceeds from the sale, exchange, or other taxable disposition of Common Shares may be subject to information reporting to the Internal Revenue Service and U.S. backup withholding at the current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and properly establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

AUDITOR, REGISTRAR AND TRANSFER AGENTS
The Corporation’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Licensed Public Accountants, who issued a Report of Independent Registered Public Accounting Firm dated March 7, 2023 in respect of the Corporation’s consolidated financial statements as at December 31, 2022 and 2021 and for the years then ended. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Chartered Professional Accountants of Ontario Code of Professional Conduct and the Rules of the SEC and the requirements of PCAOB Rule 3520, Auditor Independence.
TSX Trust Company is the registrar and transfer agent for the Common Shares, at its principal office in Toronto, Ontario. Computershare Trust Company, N.A., is the U.S. transfer agent for the Common Shares, at its principal office in Canton, Massachusetts.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
The Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any shareholder of Profound holding more than 10% of the Common Shares or any associate or affiliate of any of the foregoing in any transaction within the three most recently completed financial years or during the current financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation.
LEGAL PROCEEDINGS
There are no legal proceedings that the Corporation is or was a party to, or that any of its property is or was a subject of, that were or are material to the Corporation, nor are any such legal proceedings known to the Corporation to be contemplated which could be material to the Corporation.
To the knowledge of management of the Corporation, there have not been any penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision, and the Corporation has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority.
ENFORCEABILITY OF CIVIL LIABILITIES
The Corporation is governed by the laws of the Province of Ontario, Canada and its principal place of business is outside the United States. The majority of the directors and officers of the Corporation and the experts named herein are resident outside of the United States and a substantial portion of the Corporation’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States purchasers to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act of 1933, as amended. Purchasers should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would render judgments, in original actions, for liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.
The Corporation has filed with the SEC, in connection with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Profound Medical (U.S.) Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the Registration Statement.

AGENT FOR SERVICE OF PROCESS
Messrs. Arthur Rosenthal, Brian Ellacott and Arun Menawat, directors of the Corporation, reside outside of Canada. Messrs. Rosenthal, Ellacott and Menawat have appointed the Corporation as their agent for service of process in Ontario. Purchasers are advised that it may not be possible for prospective purchasers to enforce judgments obtained in Canada against a person that resides outside of Canada, even if such person has appointed an agent for service of process. The Corporation’s head office is located at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.
INTEREST OF EXPERTS
Certain United States and Canadian legal matters relating to the Offering will be passed upon by Mintz LLP and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. on behalf of the Corporation and by Katten Muchin Rosenman LLP on behalf of the Underwriter. As at the date hereof, the partners and associates of each of Mintz LLP, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. and Katten Muchin Rosenman LLP, and each of their designated professionals, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

Base Shelf Prospectus
SHORT FORM BASE SHELF PROSPECTUS
This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except where an exemption from such delivery requirements is available.
A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. The securities may not be offered or sold in the United States prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell in any U.S. state where the offer or sale is not permitted.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada.Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Profound Medical Corp. at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Telephone: (647) 476-1350, and are also available electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.
SHORT FORM BASE SHELF PROSPECTUS
New Issue and Secondary Offering	March 23, 2022
PROFOUND MEDICAL CORP.
Common Shares
Warrants
Debt Securities
Subscription Receipts
Units
US$100,000,000
Profound Medical Corp. (the “Corporation” or “Profound”) may offer and issue from time to time (i) common shares of the Corporation (“Common Shares”); (ii) warrants to purchase Common Shares (“Warrants”); (iii) bonds, debentures, notes or other evidences of indebtedness (the “Debt Securities”); (iv) subscription receipts, each of which, once purchased, entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, one Common Share and/or other securities of the Corporation (“Subscription Receipts”); or (v) units (“Units”) comprised of one or more of the other securities described in this short form base shelf prospectus (the “Prospectus”) (all of the foregoing collectively, the “Securities”) or any combination thereof for up to an aggregate initial offering price of US$100,000,000 (or the equivalent thereof in other currencies) during the 25-month period that this Prospectus, including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). One or more holders of Common Shares (each, a “Selling Shareholder”) may also offer and sell Common Shares under this Prospectus. See “Selling Shareholders”. The Corporation is filing this Prospectus in connection with the concurrent filing of a U.S. registration statement on Form F-10, of which this Prospectus forms a part (the “Registration Statement”), pursuant to the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). See “Available Information”.
The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (in the event the offering is a fixed price distribution) or the manner of determination thereof (in the event the offering is a non-fixed price distribution), including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (an “ATM
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Distribution”); (ii) in the case of Warrants, the number of Warrants offered, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, and any other terms specific to the Warrants being offered; (iii) in the case of Debt Securities, the specific designation of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency, the maturity, the offering price, whether payment on the Debt Securities will be senior or subordinated to the other liabilities and obligations of the Corporation, whether the Debt Securities will bear interest, the interest rate or the manner of determination thereof, any interest payment date(s), covenants, events of default, any terms of redemption, any conversion or exchange rights and any other specific terms of the Debt Securities; (iv) in the case of the Subscription Receipts, the number of Subscription Receipts offered, the offering price, the terms, conditions and procedures for the conversion of such Subscription Receipts into Common Shares and/or other securities of the Corporation and any other specific terms of the Subscription Receipts; and (v) in the case of Units, the designation and terms of the Units and of the securities comprising the Units and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.
For greater certainty, sales of Common Shares may be effected under this Prospectus from time to time in one or more ATM Distributions under a Prospectus Supplement; however, no sale of Common Shares may be effected under this Prospectus by a Selling Shareholder in an ATM Distribution.
This Prospectus does not qualify for issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items or any other item or formula, or any combination or basket of the foregoing items, other than as required to provide for an interest rate that is adjusted for inflation. For greater certainty, this Prospectus may qualify for issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers’ acceptance rate, or to recognized market benchmark interest rates.
All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required under applicable securities laws. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
The Corporation and the Selling Shareholder(s) may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify, if applicable, each underwriter, dealer or agent, as the case may be, engaged by the Corporation or the Selling Shareholder(s) in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the identity of the Selling Shareholder(s), if any, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Corporation or the Selling Shareholder(s) will, or expects to, receive and any other material terms of the plan of distribution.
The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices.
If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified Security in a specified market or at prices to be negotiated with purchasers. If offered on a non-fixed price basis, the compensation payable to an underwriter, dealer or agent in connection, if applicable, with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
In connection with any offering of Securities (other than an ATM Distribution), unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. No underwriter, dealer or agent involved in an ATM Distribution of any of the Securities under a Prospectus Supplement, and no affiliate of any such underwriter, dealer or agent, and no person acting jointly or in concert with any such underwriter, dealer or agent, will
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over-allot any Securities in connection with their distribution or effect any other transaction that is intended to stabilize or maintain the market price of the Securities being distributed. See “Plan of Distribution”.
The outstanding Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “PRN” and on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “PROF”. Unless otherwise specified in the applicable Prospectus Supplement, no Securities, other than Common Shares, will be listed on any securities exchange.
The head and registered office of the Corporation is located at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.
The Corporation is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (“MJDS”), to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective purchasers in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to financial statements of United States companies. The Corporation’s financial statements are subject to audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and our auditor is required to be independent with respect to the Corporation within the meaning of the Chartered Professional Accountants of Ontario Code of Professional Conduct and the Rules of the United States Securities and Exchange Commission (the “SEC”) and the requirements of PCAOB Rule 3520, Auditor Independence.
The enforcement by purchasers of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is governed by the laws of Ontario, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Corporation and said persons may be located outside of the United States.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
Prospective purchasers should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences for purchasers who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement. Prospective purchasers should read the tax discussion contained in this Prospectus under the heading “Certain Income Tax Considerations” as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.
No securities regulatory has approved or disapproved these Securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.
No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.
Investing in the Securities involves certain risks. Prospective purchasers of the Securities should carefully consider all the information in this Prospectus and in the documents incorporated by reference in this Prospectus.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This Prospectus includes or incorporates by reference certain statements that are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the Exchange Act pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking information”). The forward-looking information in this Prospectus is presented for the purpose of providing disclosure of the current expectations of the Corporation’s future events or results, having regard to current plans, objectives and proposals, and such information may not be appropriate for other purposes. Forward-looking information may also include information regarding the Corporation’s future plans or objectives and other information that is not comprised of historical fact. Forward-looking information is predictive in nature and depends upon or refers to future events or conditions; as such, this Prospectus uses words such as “may”, “would”, “could”, “should”, “will” “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions (including negative and grammatical variations thereof) suggesting future outcomes or events to identify forward-looking information.
Any such forward-looking information is based on information currently available to the Corporation, and is based on assumptions and analyses made by it in light of the Corporation’s experiences and perception of historical trends, current conditions and expected future developments, as well as other factors the Corporation believes are appropriate in the circumstances, including but not limited to:
•
the Corporation’s expectations regarding commercializing its approved products (particularly the TULSA-PRO (as defined herein) system following United States Food and Drug Administration (“FDA”) clearance) and the Corporation’s ability to generate revenues and achieve profitability;

•
the Corporation’s expectations regarding the safety, efficacy and advantages of its products over its competitors and alternative treatment options;

•
the Corporation’s expectations regarding its products fulfilling unmet clinical needs and achieving market acceptance among patients, physicians and clinicians;

•
the Corporation’s expectations regarding reimbursement for its approved products from third-party payers;

•
the Corporation’s expectations regarding an out-of-pocket market for its products;

•
the Corporation’s expectations regarding its relationships with Koninklijke Philips N.V. (“Philips”) and Siemens Healthcare GmbH, and GE Healthcare (“GE”), and the Corporation’s ability to achieve compatibility of its systems with magnetic resonance imaging (“MRI”) scanners produced by other manufacturers;

•
the Corporation’s expectations regarding its ability to expand the installation of its TULSA-PRO systems in Akumin Centres outside of the State of Florida pursuant to its multi-site imaging agreement (the “Akumin Agreement”) with Akumin Inc.;

•
the Corporation’s ability to attract, develop and maintain relationships with other suppliers, manufacturers, distributors and strategic partners;

•
the Corporation’s expectations regarding its pipeline of product development, including expanding the clinical application of the Corporation’s products to cover additional indications;

•
the Corporation’s expectations regarding current and future clinical trials, including the timing and results thereof;

•
the Corporation’s expectations regarding the maintenance of the currently regulatory approvals it has received, including its compliance with the conditions under such approvals, and the receipt of additional regulatory approvals for its products and future product candidates;

•
the Corporation’s mission and future growth plans;

•
the Corporation’s ability to attract and retain personnel;

•
the Corporation’s expectations regarding its competitive position for each of its products in the jurisdictions where they are approved;

•
the Corporation’s expectations regarding the impact of COVID-19 on its business, affairs, operations, financial condition, liquidity, availability of credit and results of operations;

•
the Corporation’s ability to raise debt and equity capital to fund future product development, pursue regulatory approvals and commercialize its approved products;

•
the Corporation’s remediation plan with respect to its internal controls over financial reporting; and

•
anticipated trends and challenges in the Corporation’s business and the markets in which it operates.

Whether actual results and developments will conform with the expectations and predictions contained in the forward-looking information is subject to a number of risks and uncertainties, many of which are beyond the Corporation’s control, and the effects of which can be difficult to predict. Factors that could cause actual results or events to differ materially from those described in the forward-looking information include, but are not limited to, those that are described under the heading “Risk Factors” and elsewhere in this Prospectus and the documents incorporated by reference herein, such as:
•
risks related to the Corporation’s limited operating history and history of net losses;

•
risks related to the Corporation’s liquidity and financing needs;

•
risks related to the Corporation’s ability to commercialize its approved products, including realizing the anticipated benefits of its commercial agreement with RadNet Inc., the Akumin Agreement and its co-development agreement with GE, expanding the Corporation’s sales and marketing capabilities, increasing the Corporation’s manufacturing and distribution capacity, increasing reimbursement coverage for the Corporation’s approved products and achieving and maintaining market acceptance for its products;

•
risks related to the regulation of the Corporation’s products, including in connection with obtaining regulatory approvals as well as post-marketing regulation;

•
risks related to the Corporation’s successful completion of clinical trials with respect to its products and future product candidates;

•
risks related to managing growth, including in respect of obtaining additional funding and establishing and maintaining collaborative partnerships, to achieve the Corporation’s goals;

•
risks related to competition that may impact market acceptance of the Corporation’s products and limit its growth;

•
risks relating to fluctuating input prices and currency exchange rates;

•
risks related to the reimbursement models in relevant jurisdictions that may not be advantageous;

•
risks related to reliance on third parties, including the Corporation’s collaborative partners, manufacturers, distributors and suppliers, and increasing the compatibility of its systems with MRI scanners;

•
risks related to intellectual property, including license rights that are key to the Corporation’s business;

•
the extent and impact of COVID-19 and the related response from the Corporation, government (federal, provincial, municipal and state) and regulatory authorities; and

•
risks related to the loss of key personnel.

In evaluating any forward-looking information contained in this Prospectus and the documents incorporated by reference herein, the Corporation cautions readers not to place undue reliance on any such forward-looking information. Unless otherwise required by applicable securities laws, the Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking information contained, or incorporated by reference, in this Prospectus to reflect subsequent information, events, results, circumstances or otherwise. Additional information about these assumptions and risks and uncertainties is contained in the Corporation’s filings with securities regulators, which are available on SEDAR at www.sedar.com.

FINANCIAL INFORMATION
All dollar amounts set forth in this Prospectus and in the documents incorporated by reference herein are in United States dollars unless otherwise indicated, references to “dollars”, or “$” are to United States dollars and all references to “C$” are to Canadian dollars. All financial information in this Prospectus and in the documents incorporated by reference herein has, unless stated otherwise, been derived from the financial statements presented in accordance with IFRS, which differs from United States generally accepted accounting principles.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Telephone: (647) 476-1350. In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through SEDAR at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System at www.sec.gov.
The following documents of the Corporation, which have been filed with Canadian securities commissions or similar authorities in Canada, and filed as exhibits to the Registration Statement, are specifically incorporated by reference in, and form an integral part of, this Prospectus:
(a)
the annual information form of the Corporation for the year ended December 31, 2021 dated March 3, 2022;

(b)
the audited consolidated financial statements of the Corporation as at December 31, 2021 and 2020 and for the years then ended and the related notes and the Report of Independent Registered Public Accounting Firm (the “Annual Financial Statements”);

(c)
the management’s discussion and analysis of financial condition and results of operations of the Corporation for the financial years ended December 31, 2021 and December 31, 2020 (the “Annual MD&A”); and

(d)
the management information circular of the Corporation dated April 9, 2021 in connection with the Corporation’s annual meeting of shareholders held on May 19, 2021.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument  44-101 — Short Form Prospectus Distributions (other than confidential material change reports, if any) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements, disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus. In addition, any “template version” of “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements) filed after the date of a Prospectus Supplement and prior to the termination of the offering of Securities to which such Prospectus Supplement relates, shall be deemed to be incorporated by reference into such Prospectus Supplement. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and prospective purchasers of Securities should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.
Upon a new annual information form and related annual consolidated financial statements being filed by the Corporation with the applicable securities regulatory authorities during the duration that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements, and in each case the accompanying management’s discussion and analysis, any information circular (other than relating to an annual meeting of shareholders of the Corporation) filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed and material change reports filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the duration that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the applicable securities regulatory authorities during the duration that this Prospectus is effective, the information circular for the previous annual meeting of shareholders of the Corporation shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.
In addition, any document or information included in any report on Form 6-K or Form 40-F (or any respective successor form) that is filed with or furnished to the SEC, as applicable, pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) after the date of this Prospectus, shall be deemed to be incorporated by reference in the Registration Statement (in the case of Form 6-K, if and to the extent such incorporation by reference is expressly set forth therein).
A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus to the extent required under applicable securities laws. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been, or will be, filed with the SEC as part of the Registration Statement: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consents of PricewaterhouseCoopers LLP and Torys LLP; (3) the form of Debt Indenture (as defined below) for any Debt Securities that may be offered hereunder; and (4) powers of attorney from certain of the Corporation’s directors and officers. A copy of the underwriting agreement for offerings under this Prospectus, and, as applicable, the warrant indenture for offerings of Warrants, the subscription receipt agreement for offerings of Subscription Receipts, any unit agreement for offerings of Units, and/or any supplemental indenture to the Debt Indenture and/or form of note for offerings of Debt Securities, will be filed by post-effective amendment to the Registration Statement or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.
AVAILABLE INFORMATION
The Corporation is subject to the information requirements of applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the applicable securities regulators in Canada. A prospective purchaser may also read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on the SEDAR at www.sedar.com. The Corporation’s Internet site can be found at http://www.profoundmedical.com. The information on the Corporation’s website is not incorporated by reference into this Prospectus and should not be considered a part of this Prospectus, and the reference to the Corporation’s website in this Prospectus is an inactive textual reference only.
The Corporation has concurrently filed with the SEC the Registration Statement with respect to the Securities offered pursuant to this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance the prospective purchasers should refer to the exhibits for a more complete description of the matter involved.
The Corporation is subject to the information requirements of the U.S. Exchange Act and files reports and information with the SEC. Under the MJDS adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies.
The SEC maintains an Internet site at www.sec.gov that makes available reports and other information that the Corporation files or furnishes electronically with it.
Prospective purchasers should rely only on information contained or incorporated by reference in this Prospectus, any applicable Prospectus Supplement and any “free writing prospectus” (within the meaning of U.S. securities laws). The Corporation has not authorized anyone to provide prospective purchasers with different information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Prospective purchasers should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any applicable Prospectus Supplement and any “free writing prospectus” (within the meaning of U.S. securities laws) and the documents incorporated herein and therein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

PROFOUND MEDICAL CORP.
Profound is an early commercial-stage medical device company focused on the development and marketing of customizable, incision-free therapeutic systems for the image guided ablation of diseased tissue using its platform technologies and leveraging the healthcare system’s existing imaging infrastructure. The Corporation’s leading product (the “TULSA-PRO System”) combines real-time MRI, robotically-driven transurethral sweeping-action thermal ultrasound and closed-loop temperature feedback control for the ablation of prostate tissue and is comprised of two categories of components: one-time-use devices and the capital equipment used in conjunction with a customer’s MRI scanner.
The TULSA-PRO system, which in August 2019 received FDA clearance as a Class II device in the United States for thermal ablation of prescribed prostate tissue, benign and malignant, using transurethral ultrasound ablation (“TULSA”) based on the Corporation’s TULSA-PRO whole gland ablation clinical trial (“TACT”), and is also CE marked in the European Union (“EU”) for ablation of targeted prostate tissue (benign or malignant).
Profound believes that, based on its TACT clinical data and additional studies conducted in the EU, physicians may elect to use TULSA-PRO to ablate benign or malignant prostate tissue in patients with a variety of prostate diseases. Prostate diseases include prostate cancer and benign prostatic hyperplasia.
Profound initiated the commercial launch of its lead product, the TULSA-PRO System in the United States in Q4 2019, treating the first patient in a non-trial setting in January 2020. In addition, Profound continues to support additional clinical trials in the United States and abroad to further increase the body of clinical evidence that may be needed particularly for reimbursement and coverage of its technologies by private and government healthcare providers. The Corporation continues to expand the compatibility of its TULSA-PRO System with additional MRI brands to broaden its ability to utilize the global MRI installed base and seek regulatory approvals of its products in additional international jurisdictions.
Profound’s second product, the Sonalleve system, is CE marked in the EU for the treatment of uterine fibroids and palliative pain relief associated with metastases in bone and has also been approved by the National Medical Products Association, the regulatory body in China, for non-invasive treatment of uterine fibroids. In late 2020, Sonalleve received Humanitarian Device Exemption (HDE) approval from the FDA for the treatment of Osteoid Osteoma in the United States. The Sonalleve system is only compatible with certain Philips MRI’s.
Profound deploys a recurring revenue business model in the United States to market TULSA-PRO, charging a one-time bundled payment per patient that includes the supply of its one-time-use devices, use of the system, as well as the Corporation’s customer and technological support (“Genius”) services that support each TULSA center with clinical and patient recruitment. The Sonalleve product is marketed primarily outside North America in European and Asian countries, deploying a capital sales model. Outside of North America, Profound generates most of its revenues from its system sales in Europe and Asia, where the Corporation deploys a more traditional hybrid business model, charging for the system separately as a capital sale and an additional per patient charge for the one-time-use devices and associated Genius services.

CONSOLIDATED CAPITALIZATION
The following table sets forth the unaudited consolidated capitalization of the Corporation as at March 23, 2022. This table should be read in conjunction with the Annual Financial Statements and Annual MD&A incorporated by reference in this Prospectus.
Designation of Security	As at March 23, 2022
Share Capital
Common Shares	$219,586,899 (20,779,571)
2018 Warrants	$3,094,111(1) (692,812)
CIBC Warrants	$111,000(2) (32,171)
Options(3)	2,083,846
RSUs(4)	232,317

Notes:
(1)
The fair value of the common share purchase warrants issued pursuant to the public offering of units of the Corporation that closed on March 20, 2018 (the “2018 Warrants”) has been calculated as at March 20, 2018, using the Black-Scholes option pricing model using 71% volatility, an expected life of 5 years, 2.0% risk-free interest rate, no dividend yield, a share price of C$1.06 and an exercise price of C$14.00. As a result of the consolidation of the Common Shares on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares (the “Consolidation”), holders will receive 0.10 of a Warrant Share for each 2018 Warrant exercised and therefore, ten 2018 Warrants are required to be exercised, at an exercise price of C$14.00 per Warrant Share, in order to obtain one Warrant Share.

(2)
The fair value of the common share purchase warrants issued pursuant to a loan agreement dated July 30, 2018 (the “CIBC Warrants”) has been calculated using the Black-Scholes option pricing model using 61% volatility, an expected life of 1.4 years, 1.49% risk-free interest rate, no dividend yield, a share price of C$11.92 and an exercise price of C$9.70. As a result of the Consolidation, holders will receive 0.10 of a Warrant Share for each CIBC Warrant exercised and therefore, ten CIBC Warrants are required to be exercised, at an exercise price of C$9.70 per Warrant Share, in order to obtain one Warrant Share.

(3)
Options (“Options”) are granted pursuant to the Amended and Restated Share Option Plan of the Corporation, as it may be amended from time to time.

(4)
Restricted share units (“RSUs”) are granted pursuant to the Restricted Share Unit Plan of the Corporation, as it may be amended from time to time.

USE OF PROCEEDS
The use of the net proceeds from the sale of Securities will be described in a Prospectus Supplement relating to the specific issuance of such Securities.
SELLING SECURITYHOLDERS
This Prospectus may also, from time to time, relate to the offering of the Common Shares by way of a secondary offering (each, a “Secondary Offering”) by one or more Selling Shareholders. The terms under which Common Shares may be offered by Selling Shareholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any Secondary Offering will include, without limitation, where applicable: (i) the names of the Selling Shareholders; (ii) the number and type of Common Shares owned, controlled or directed by each Selling Shareholder; (iii) the number of Common Shares being distributed for the accounts of each Selling Shareholder; (iv) the number of Common Shares to be owned, controlled or directed by each Selling Shareholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Common Share; (v) whether the Common Shares are owned by the Selling Shareholders, both of record and beneficially, of record only or beneficially only; (vi) if a Selling Shareholder purchased any of the Common Shares held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the date or dates the Selling Shareholder acquired the Common Shares; (vii) if a Selling Shareholder acquired the Common Shares held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Shareholder in the aggregate and on a per Common Share basis; and (viii) the Prospectus Supplement will contain, if applicable, the disclosure required by Item 1.11 of Form 44-101F1 — Short Form Prospectus, and, if applicable, each Selling Shareholder will file a non-issuer’s submission to jurisdiction form with the corresponding Prospectus Supplement.

PLAN OF DISTRIBUTION
The Corporation may from time to time during the 25-month period that this Prospectus, including any amendments thereto, remains valid, offer for sale and issue up to an aggregate of $100,000,000 in Securities hereunder. To the extent there are any Secondary Offerings, the aggregate amount of Securities that may be offered and sold by the Corporation hereunder shall be reduced by the aggregate amount of such Secondary Offerings.
The Corporation may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Corporation in connection with the offering and sale of the Securities, the Selling Shareholder(s), if any, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Corporation will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.
Similarly, one or more Selling Shareholders may sell Common Shares to or through underwriters or dealers purchasing as principals and may also sell the Common Shares to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time. See “Selling Shareholders”.
In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.
Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Corporation or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Corporation and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.
In connection with any offering of Securities (other than an ATM distribution), except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, dealer or agent involved in an ATM Distribution of any of the Securities under a Prospectus Supplement, and no affiliate of any such underwriter, dealer or agent, and no person acting jointly or in concert with any such underwriter, dealer or agent, will over-allot any Securities in connection with their distribution or effect any other transaction that is intended to stabilize or maintain the market price of the Securities being distributed.
No sale of Common Shares may be effected under this Prospectus by a Selling Shareholder in an ATM Distribution.
Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Corporation, to indemnification by the Corporation against certain liabilities, including liabilities under Canadian securities legislation and the U.S. Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.
This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities.
EARNINGS COVERAGE RATIO
Earnings coverage ratios will be provided in the applicable Prospectus Supplement relating to any offering of Debt Securities having a term to maturity in excess of one year, as required by applicable Canadian securities laws.
DESCRIPTION OF SECURITIES
Description of Common Shares
Profound is authorized to issue an unlimited number of Common Shares. As at the date of this Prospectus, there were 20,779,571 Common Shares issued and outstanding. The holders of Common Shares are entitled to: (i) one vote for each Common Share held at all meetings of shareholders of Profound; (ii) the right to receive any dividend declared by Profound; and (iii) the right to receive the remaining property and assets of Profound upon dissolution. The Common Shares are listed and posted for trading on the TSX under the symbol “PRN” and on the Nasdaq under the symbol “PROF”.
Description of Warrants
The Corporation may issue Warrants. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent. The applicable Prospectus Supplement will describe the terms of the Warrants. The description will include, where applicable:
•
the designation of the Warrants;

•
the aggregate number of Warrants offered;

•
the price at which the Warrants will be offered;

•
the currency or currencies in which the Warrants will be offered;

•
the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•
the number of the Common Shares that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

•
the exercise price of the Warrants;

•
whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; and

•
any other material terms or conditions of the Warrants.

Description of Debt Securities
The following description of Debt Securities sets forth certain general terms and provisions of Debt Securities that may be offered under this Prospectus and in respect of which a Prospectus Supplement may be filed. The Corporation will provide particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below may apply to that series in the Prospectus

Supplement relating to such series. Prospective investors should rely on information in the applicable Prospectus Supplement if it is different from the following information.
Debt Securities will be issued under one or more indentures (each, a “Debt Indenture”), in each case between the Corporation and an appropriately qualified financial institution authorized to carry on business as a trustee (each, a “Trustee”). The description below is not exhaustive and is subject to, and qualified in its entirety by reference to, the detailed provisions of the applicable Debt Indenture. Accordingly, reference should also be made to the applicable Debt Indenture, a copy of which will be filed by the Corporation with applicable provincial and territorial securities commissions or similar regulatory authorities in Canada after it has been entered into, and will be available electronically on SEDAR under the profile of the Corporation which can be accessed at www.sedar.com.
Debt Securities may be offered separately or in combination with one or more other Securities. The Corporation may also, from time to time, issue Debt Securities and incur additional indebtedness other than pursuant to Debt Securities issued under this Prospectus.
Debt Securities may be issued from time to time in one or more series. The Corporation may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of that series.
A Prospectus Supplement relating to a particular series of Debt Securities will describe the terms of the Debt Securities being offered including, where applicable, the following:
•
the specific designation and any limit on the aggregate principal amount of the Debt Securities;

•
the currency or currency units for which the Debt Securities may be purchased and in which the principal and any premium or interest is payable (in either case, if other than Canadian dollars);

•
the offering price (at par, at a discount or at a premium) of the Debt Securities;

•
the date(s) on which the Debt Securities will be issued and delivered;

•
the date(s) on which the Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determining such date(s);

•
the rate(s) per annum (either fixed or floating) at which the Debt Securities will bear interest (if any) and, if floating, the method of determining such rate(s);

•
the date(s) from which any interest obligation will accrue and on which interest will be payable, and the record date(s) for the payment of interest or the method of determining such date(s);

•
if applicable, the provisions for subordination of the Debt Securities to other indebtedness of the Corporation;

•
the identity of the Trustee under the applicable Debt Indenture pursuant to which the Debt Securities are to be issued;

•
any redemption terms, or terms under which the Debt Securities may be defeased prior to maturity;

•
any repayment or sinking fund provisions;

•
any events of default applicable to the Debt Securities;

•
whether the Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities, and the basis of exchange, transfer and ownership thereof;

•
any exchange or conversion terms;

•
if applicable, the ability of the Corporation to satisfy all or a portion of any redemption of the Debt Securities, payment of any premium or interest thereon, or repayment of the principal owing upon the maturity through the issuance of securities of the Corporation or of any other entity, and any restrictions on the persons to whom such securities may be issued;

•
provisions applicable to amendment of the Debt Indenture; and

•
any other material terms, conditions or other provisions (including covenants) applicable to the Debt Securities.

A Prospectus Supplement may include specific variable terms pertaining to the Debt Securities that are not within the alternatives and parameters described in this Prospectus.
Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be direct unsecured obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the applicable Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Corporation from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Corporation as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of the Corporation from time to time issued and outstanding as described in the applicable Prospectus Supplement. The Corporation reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.
Description of Subscription Receipts
Subscription Receipts may be offered separately or together with Securities. The Subscription Receipts will be issued under one or more subscription receipt agreements that will be entered into by the Corporation and an escrow agent at the time of issuance of the Subscription Receipts.
A Subscription Receipt will entitle the holder thereof to receive a Common Share and/or other Securities, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by the Corporation or one or more of its subsidiaries. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an escrow agent pending the completion of a transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscription Receipts will receive Common Shares and/or other Securities upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon. Holders of Subscription Receipts are not shareholders of the Corporation.
The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. The description will include, where applicable:
•
the number of Subscription Receipts offered;

•
the price at which the Subscription Receipts will be offered;

•
the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares and/or other Securities;

•
the number of Common Shares and/or other Securities that may be obtained upon exercise of each Subscription Receipt;

•
the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each such Security;

•
the terms relating to the holding and release of the gross proceeds from the sale of the Subscription Receipts plus any interest and income earned thereon;

•
the material income tax consequences of owning, holding and disposing of the Subscription Receipts; and

•
any other material terms and conditions of the Subscription Receipts including, without limitation, transferability and adjustment terms and whether the Subscription Receipts will be listed on a stock exchange.

Description of Units
The Corporation may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. A unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The applicable Prospectus Supplement will describe the terms of the Units. The description will include, where applicable:
•
the designation of the Units and of the Securities comprising the Units;

•
the aggregated number of Units offered;

•
the price at which the Units will be offered;

•
the currency or currencies in which the Units will be offered;

•
any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•
whether the Units and the securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; and

•
any other material terms or conditions of the Units.

TRADING PRICE AND VOLUME
The Common Shares are listed for trading under the symbol “PRN” on the TSX. The following table sets forth the price range and trading volumes of the Common Shares as reported by the TSX for the periods indicated:
Period	High ($)	Low ($)	Volume
2021
March	30.08	23.81	867,138
April	26.25	22.01	744,187
May	25.00	19.25	548,042
June	23.67	19.57	285,352
July	22.75	17.70	333,519
August	22.63	16.79	709,399
September	20.61	17.06	758,801
October	19.13	15.94	906,073
November	17.25	13.57	1,295,819
December	15.50	12.96	1,237,740
2022
January	14.71	11.59	1,161,050
February	13.64	11.26	1,031,851
March 1 to March 21	13.80	9.77	1,046,119

PRIOR SALES
The following tables set forth the details regarding all issuances of Common Shares and securities convertible into Common Shares for the 12-month period prior to the date of this Prospectus:
Number of Common Shares Issued	Issue Price	Transaction
41,885	C$14.00	Exercise of Warrants
362,975	C$15.50	Exercise of Warrants
2,354	C$ 8.50	Exercise of Options
33,353	C$ 9.20	Exercise of Options
31,644	C$ 9.30	Exercise of Options
4,135	C$11.23	Exercise of Options
222	C$11.99	Exercise of Options
2,500	C$17.44	Exercise of Options
8,300	C$ 2.40	Exercise of Options
1,234	C$21.42	Vesting of RSUs
1,666	C$14.95	Vesting of RSUs
Number and Type of Convertible Securities Issued	Exercise/Deemed Price		Issue Date
209,000 RSUs	C$	22.61	May 21, 2021
555,464 Options	C$	22.08	May 21, 2021
2,500 RSUs	C$	23.16	June 17, 2021
1,000 Options	C$	23.14	June 17, 2021
24,500 Options	C$	14.96	November 15, 2021
30,000 RSUs	C$	15.01	December 30, 2021
105,071 Options	C$	14.90	December 30, 2021
3,300 Options	C$	2.40	March 16, 2021
CERTAIN INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor of the acquisition, ownership and disposition of any Securities offered thereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax considerations generally applicable to the acquisition, ownership and disposition of any Securities offered thereunder by an investor who is a United States person.
RISK FACTORS
Before deciding to invest in any Securities, prospective purchasers in the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities. An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting the Corporation and its business is provided in the documents incorporated by reference in this Prospectus. Additional risks and uncertainties not known to the Corporation or that management currently deems immaterial may also impair the Corporation’s business, financial condition, results of operations or prospects. See “Documents Incorporated by Reference”.
EXEMPTION
Pursuant to a decision of the Autorités des marchés financiers dated March 2, 2022, the Corporation has obtained an exemption from the requirement to translate into French the preliminary short form base shelf prospectus, this Prospectus to be filed in connection therewith and any Prospectus Supplement to be filed in connection with an ATM Distribution (including any documents incorporated by reference therein). The exemption is subject to the condition that the Corporation files a French version of this Prospectus and any Prospectus Supplement (other than a Prospectus Supplement with respect to an ATM Distribution) before it proceeds to any distribution of securities in Québec other than an ATM Distribution.
LEGAL MATTERS
There are no legal proceedings that the Corporation is or was a party to, or that any of its property is or was a subject of, that were or are material to the Corporation, nor are any such legal proceedings known to the Corporation to be contemplated which could be deemed material to the Corporation.
To the knowledge of management of the Corporation, there have not been any penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision, and the Corporation has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority.
INTEREST OF EXPERTS
Certain legal matters relating to the offering of the Securities hereunder will be passed upon by Torys LLP on behalf of the Corporation. As at the date hereof, the partners and associates of Torys LLP and its designated professionals, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The Corporation’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Licensed Public Accountants, who issued a Report of Independent Registered Public Accounting Firm dated March 3, 2022 in respect of the Corporation’s consolidated financial statements as at December 31, 2021 and 2020 and for the years then ended. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Chartered Professional Accountants of Ontario Code of Professional Conduct and the Rules of the SEC and the requirements of PCAOB Rule 3520, Auditor Independence.
TSX Trust Company is the registrar and transfer agent for the Common Shares, at its principal office in Toronto, Ontario.
ENFORCEABILITY OF CIVIL LIABILITIES
The Corporation is governed by the laws of Ontario and its principal place of business is outside the United States. The majority of the directors and officers of the Corporation and the experts named herein are resident outside of the United States and a substantial portion of the Corporation’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States purchasers to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Purchasers should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.
The Corporation filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Profound Medical (U.S.) Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of Securities under the Registration Statement.

           Shares
PROFOUND MEDICAL CORP.
Common Shares

PROSPECTUS SUPPLEMENT

Sole Bookrunner
Titan Partners Group
a division of American Capital Partners
           , 2023